AVG Enters into A Commitment Letter for up to $300 Million In Senior Secured Credit Facilities

AMSTERDAM and SAN FRANCISCO, Sept. 3, 2014 /PRNewswire/ -- AVG Technologies N.V. (NYSE: AVG), the online security company with 182 million active users, today announced that it has entered into a commitment letter with Morgan Stanley Senior Funding, Inc., HSBC Securities (USA) Inc., HSBC Bank Plc and HSBC Bank USA, N.A. for senior secured credit facilities in the amount of up to USD 300 million. The facilities will consist of a Term Loan B (the Term Loan) in the amount of up to USD 250 million and a Revolving Credit Facility (the RCF) in the amount of up to USD 50 million. The tenor of the Term Loan is 6 years and the tenor of the RCF is 5 years. The facilities will primarily be used for the acquisition of Location Labs, as well as other general corporate purposes, including future potential acquisitions.

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About AVG
AVG is the online security company providing leading software and services to secure devices, data and people. AVG has 182 million active users as of June 30, 2014, using AVG's products and services including Internet security, performance optimization, and personal privacy and identity protection. By choosing AVG's products, users become part of a trusted global community that engages directly with AVG to provide feedback and offer mutual support to other customers.

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CONTACT: Investor Contact: Erica Abrams, The Blueshirt Group for AVG, Erica@blueshirtgroup.com, 415.217.5864